This Promissory Note has been acquired for investment purposes only and shall not be transferred without the prior written consent of Maker.

The Obligations, as defined below, are subordinated to the Senior Lender, as defined below, in the manner set forth below.

Subordinated Promissory Note

$250,000	Cincinnati, Ohio December 27, 2012

FOR VALUE RECEIVED, EQM Technologies & Energy, Inc., a Delaware corporation (“Maker”), promises to pay to Daniel Sandoval (“Payee”), at such place as Payee may designate, the principal sum of Two Hundred Fifty Thousand Dollars ($250,000), together with interest accruing from the date of this Promissory Note (“Note”) on the unpaid principal balance at a rate equal to five percent (5%) per annum (“Interest”). This Note represents partial payment by the Maker to the Payee for the purchase by the Maker of all of the outstanding shares of stock of Vertterre Corp. (“Vertterre”), a New Mexico corporation, pursuant to a Stock Purchase Agreement by and between Maker and Payee dated as of December 27, 2012 (the “Purchase Agreement”).

The principal amount of this Note shall be paid in one installment, plus accrued Interest, on December 27, 2015 (the “Maturity Date”). All payments under this Note shall be made in lawful money of the United States in same day funds to Payee at such address as directed by Payee.

Maker may prepay all or any portion of the principal amount hereof, together with interest accrued on the principal amount prepaid but excluding the date of prepayment, without penalty or premium. Any such prepayment shall be applied to accrued interest first, and then to principal.

As provided in Section 2.02(b) of the Purchase Agreement, upon notice to Payee specifying in reasonable detail the basis for such set-off, Maker may set off any amounts to which it may be entitled under Sections 6.03 or 7.02 of the Purchase Agreement against an amount otherwise payable under this Note. The exercise of such right of set-off by Maker in good faith, whether or not ultimately determined to be justified, will not constitute an event of default under this Note or under the Purchase Agreement. Neither the exercise of nor the failure to exercise such right of set-off by Maker will constitute an election of remedies or limit Maker in any manner in the enforcement of any other remedies that may be available to it.

If (a) any payment of principal or interest is not paid when due or (b) Maker commences any voluntary case under the federal bankruptcy laws or files a petition seeking winding up or composition of debts or consents to any petition filed against it in any involuntary proceeding under any such bankruptcy or insolvency laws (or fails to have any such petition dismissed within sixty (60) days of commencement) or if any other granting of relief requested in such case shall be entered (each event referred to in clause (a) or (b), an “Event of Default”), this Note shall be in default and, at the option of Payee, become immediately due and payable.

This Note shall be subject to, and governed by, the internal substantive laws of the State of Ohio, without regard to conflict of law principles. In the event that any day on which any payment is required to be made hereunder is not a business date, such payment shall be made on the next succeeding day which is a business day. Payee may not assign this Note, in whole or in part, without Maker’s prior written consent. Subject to this limitation, this Note will bind Maker and its successors and assigns, and will inure to the benefit of Payee and his successors and assigns.

Maker expressly waives presentment of notice, notice of dishonor, protest and notice of protest and agrees that the time for the payment or payments of any part of this Note may be extended, without releasing or otherwise affecting Maker’s liability on this Note. The extension of this Note shall not affect or constitute a waiver of Payee’s rights to exercise any option, enforce any right, or seek any remedy with respect to any default under any document entered into in connection with the loan evidenced by this Note.

All notices, waivers and other communications required or permitted by this Note shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the address, facsimile numbers or e-mail addresses designated in this Note and to the attention of the person (by name or title) designated herein or signing on behalf of such person or entity (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to other parties.)

If any provision (or any part of any provision) contained in this Note shall for any reason be held or deemed to be invalid or legally unenforceable in any respect, such invalidity, or illegality or unenforceability shall not affect any other provision (or remain part of the affected provision) of this Note and this Note shall be construed as if such invalid, illegal or unenforceable provision (or part thereof) had never been contained herein and the remaining provisions of this Note shall remain in force and effect.

If, from any circumstances whatsoever, the fulfillment of any provision of this Note involves transcending the limit of validity described by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then the obligations to be fulfilled will be reduced to the limit of such validity as provided in such statute or law so that in no event shall any exaction of interest be possible under this Note in excess of the limit of such validity. In no event shall Maker be bound to pay interest of more than the legal limit for the use, forbearance or detention of money and the right to demand any such excess is hereby expressly waived by Payee.

Notwithstanding anything herein to the contrary, the obligations, indebtedness and liabilities evidenced by this Note (collectively, the “Obligations”) are subordinated to the prior payment-in-full of all existing debt and other obligations of Maker, including, but not limited to obligations arising pursuant to, and to the extent provided in, any loan documents, promissory notes, guarantees, security agreements or other instruments (collectively, “Loan Documents”) in favor of First Financial Bank, N.A. (together with its successors and assigns, or any lender that refinances First Financial Bank, N.A., together with any other holders of such obligations identified herein, the ’’Senior Lender”). Notwithstanding the foregoing, so long as no default, event of default then exists under any Loan Document, and none would be created by payment of the Obligations, Maker may pay the Obligations on or after the Maturity Date. The Obligations are, and shall remain, unsecured. This Note may not be modified other than with the express written consent of Senior Lender.

The undersigned has executed this Note as of the date and year first above written.

EQM Technologies & Energy, Inc.

By:	/s/ James E. Wendle
Name:	James E. Wendle
Title:	President and Chief Operating Officer

Address:	1800 Carillon Boulevard
Cincinnati, Ohio 45246
Facsimile:	513-825-7495
email:	jwendle@eqm.com